

03023576

Total # of pages: 44
Total # of Exhibits: 8
Exhibit Index: p2-3

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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2003 (second filing)

Commission File Number: 0-28800

P.E. 6-1-03

Durban Roodepoort Deep, Limited
(Translation of registrant's name into English)

45 Empire Road, Parktown, South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F **X** Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): **X**

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached to the Registrant's Form 6-K Filing for the month of June 2003, and incorporated by reference herein, are:

Exhibit No.	Description	Page
1.	Notification of Dealing in Securities by Directors of Listed Company pursuant to Johannesburg Stock Exchange Rule 3.72 relating to Mr. Mark Michael Wellesley-Wood's sale of 50,000 ordinary shares of the Registrant at a price of R21.38 on May 27, 2003.	6
2.	Notification of Dealing in Securities by Directors of Listed Company pursuant to Johannesburg Stock Exchange Rule 3.72 relating to Mr. Mark Michael Wellesley-Wood's sale of 80,000 ordinary shares of the Registrant at a price of R20.81 on May 26, 2003.	8
3.	Notification of Dealing in Securities by Directors of Listed Company pursuant to Johannesburg Stock Exchange Rule 3.72 relating to Mr. Mark Michael Wellesley-Wood's purchase of 71,239 ordinary shares of the Registrant at a price of R8.37 on June 2, 2003.	10
4.	Notification of Dealing in Securities by Directors of Listed Company pursuant to Johannesburg Stock Exchange Rule 3.72 relating to the delivery on March 23, 2003 of 25,000 ordinary shares of the Registrant to Mr. Mark Michael Wellesley-Wood on June 6, 2003, of which 25,000 were allocated to him on March 26, 2002 at a price of R15.81.	12
5.	(i) the Registrant's application to the JSE, dated March 12, 2003, relating to the listing of 9,500 new ordinary shares, (ii) the confirmation letter from the JSE, dated March 12, 2003 relating to the listing of 9,500 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 9,500 ordinary shares.	14
6.	(i) the Registrant's application to the JSE, dated March 19, 2003, relating to the listing of 12,750 new ordinary shares, (ii) the confirmation letter from the JSE, dated March 20, 2003 relating to the listing of 12,750 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 12,750 ordinary shares.	22

7. (i) the Registrant's application to the JSE, dated April 15, 2003, relating to the listing of 5,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated April 22, 2003 relating to the listing of 5,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 5,000 ordinary shares.

30

8. (i) the Registrant's application to the JSE, dated May 13, 2003, relating to the listing of 5,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated May 14, 2003 relating to the listing of 5,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 5,000 ordinary shares.

38

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DURBAN ROODEPOORT DEEP, LIMITED

By:



J.H. Dissel
Chief Financial Officer

Dated: June 18, 2003

Exhibit 1

DURBAN ROODEPOORT DEEP, LIMITED

DEALING IN SECURITIES BY DIRECTORS

Surname:	WELLESLEY-WOOD
First Name:	MARK MICHAEL
Designation:	Director

Date of transaction:	27.05.2003
Price:	R21.38
Amount:	50 000
Class:	Ordinary
Nature:	Sold
Interest:	Direct, Beneficial

Exhibit 2

DURBAN ROODEPOORT DEEP, LIMITED

DEALING IN SECURITIES BY DIRECTORS

Surname:	WELLESLEY-WOOD
First Name:	MARK MICHAEL
Designation:	Director

Date of transaction:	26.05.2003
Price:	R20.81
Amount:	80 000
Class:	Ordinary
Nature:	Sold
Interest:	Direct, Beneficial

9

Exhibit 3

DURBAN ROODEPOORT DEEP, LIMITED

DEALING IN SECURITIES BY DIRECTORS

Surname:	WELLESLEY-WOOD
First Name:	MARK MICHAEL
Designation:	Director

Date of transaction:	02.06.2003
Price:	R8.37
Amount:	71 239
Class:	Ordinary
Nature:	Purchase
Interest:	Direct, Beneficial

Exhibit 4

DURBAN ROODEPOORT DEEP, LIMITED

DEALING IN SECURITIES BY DIRECTORS

Surname:	WELLESLEY-WOOD
First Name:	MARK MICHAEL
Designation:	Director

Date of transaction:	06.06.2003
Price:	R15.81
Amount:	25 000
Class:	Ordinary
Nature:	Mr Wellesley-Wood has taken delivery of 25 000 ordinary shares allocated to him in terms of the Durban Roodepoort Deep (1996) Share Option Scheme, 25 000 of which were allocated to him on 26-03-2002 at R 15.81
Interest:	Direct, Beneficial

13

Exhibit 5



DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2003 03 12

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 9 500 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

No. of Shares	Issue Price:
1 500	R4.52
8 000	R9.59

The new ordinary shares are to be listed on 13 March 2003 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	184 056 584 ordinary no par value shares
Stated Capital Account:	R2 307 292 133.63

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022

The share capital subsequent to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	184 066 084 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R2 307 292 133.63
This issue	R 83 500.00
Total	R2 307 375 633.63

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options. Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 13 March 2003.

Block listing calculation:

Balance b/f	R20 599 005.33
This issue	R 83 500.00
Balance available	R20 515 505.33

Yours faithfully



Director



Company Secretary

Sponsor

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY



SECRETARY

12-3-2003

DATE



SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

12 March 2003
REF: TM/mr/8422

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 12 March 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 13 March 2003 in respect of 9 500 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 307 375 633-63 divided into 184 066 084 ordinary shares of no par value.

A balance of R20 599 005-33 has been brought forward from your previous application dated 7 March 2003. The issue price of the shares which are the subject of this application is R83 500-00 which leaves a balance of R20 515 505-33 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Colin Maggs

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company Durban Roodepoort Deep, Limited

1. Date of allotment of shares 12 - 3 - 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 000	ORD	5 000 000	Cum Pref	0-10	500 000-00
Total	Total			Total	R 500 000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 12-03-2003

Name of company Durban Roodepoort Deep, Limited

Postal address P.O. Box 390
Maraisburg
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

2003 -04- 10

Date stamp of companies Registration Office

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
184 056 584	ORD	(1)	(2)	5 000 000	Cum Pref	0-10	500 000-00
Total 184 056 584		Total	R (3)	Total 5 000 000		Total	R 500 000-00

(1) 12,5357613 (2) | (3) 2307292 133.63

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500 000-00

Stated capital R 2307292 133-63

Premium account R —

Total issued capital R 2307792133-63

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
1500	ORD	4-52	6780					
8000	ORD	9-59	76720					
Total 9500		Total	R (1)	Total 83500			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

Shares issued i.t.o Employee Share Option Scheme

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
R. Oosthuizen	45 Empire	1500	ORD
B E Morton	Road	8500	ORD
	Parktown		

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
184 066 084	ORD	(1)	(2)	5000 000	Cum Pref	0-10	—	—	500 000 - 00
Total 184066084		Total	R (3)	Total 5000 000				Total R	500 000 - 00

(1) 12,53558278 (2) / (3) 2307 375 633-63

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500 000 - 00

State capital R 2307 375 633 - 63

remium account R ———

Total issued capital R 2307875633 - 63

Certified correct.

Date 12 - 3 - 2003 Signature [signature]

Director/~~Manager/Secretary~~

Rubber stamp of company, if any, or of secretaries.

Stated Capital Account

Balance BF	2307 292 133-63
This issue	83 500 00
	R 2307 375 633.63

21

Exhibit 6



DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2003 03 19

The Director
Listings and Markets Division
The JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 12 750 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited.

No. of Shares	**Issue Price:**
5250	R4.52
7500	R4.52

The new ordinary shares are to be listed on 20 March 2003 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	184 066 084 ordinary no par value Shares
Stated Capital Account:	R2 307 375 633.63

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022

23

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	184 078 834 ordinary no par value shares
Stated Capital Account:	
Balance B/F	R2 307 375 633.63
This issue	R 57 630.00
Total	R2 307 433 263.63

The new shares will rank parri passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options.
Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 20 March 2003.

Block listing calculation:

Balance b/f	R20 515 505.33
This issue	R 57 630.00
Balance available	R20 457 875.33

Yours faithfully



....
Director



....
Financial Director

....
Sponsor

24

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSD ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINAY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY



....
FINANCIAL DIRECTOR

19/03/2003
DATE


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

20 March 2003
REF: NM/jvdm/8477

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 19 March 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Monday, 24 March 2003 in respect of 12 750 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 307 433 263-63 divided into 184 078 834 ordinary shares of no par value.

A balance of R20 515 505-33 has been brought forward from your previous application dated 12 March 2003. The issue price of the shares which are the subject of this application is R57 630-00 which leaves a balance of R20 457 875-33 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Colin Maggs

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

26

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company Durban Roodepoort Deep, Limited

1. Date of allotment of shares 20-03-2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 000	ORD	5 000 000	Cum Pref	0-10	500 000-00
Total	Total			Total	R 500 000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 20-03-2003

Name of company Durban Roodepoort Deep, Ltd

Postal address P. O Box 390
Maraisburg
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

2003-04-10

Date stamp of Companies Registration Office

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
184066084	ORD	①	②	5 000 000	Cum Pref	0-10	500 000-00
Total 184066084		Total	R	Total		Total	R

① 12,53558278 ②/③ 2307375633-63

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500 000-00

Stated capital R 2307375633-63

Premium account R ——

Total issued capital R 2307875633-63

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
5250	ORD	4-52	23730					
7500	ORD	4-52	33900					
Total 12750		Total	R ①	Total			Total	R

① 57630

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.

SHARES ISSUED I.T.O Employee Share option Scheme

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
R. du Plessis	45 Empire	5250	ORD
G. Gavin	Road Parktown	7500	ORD

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
184078834	ORD	(1)	(2)	5000 000	Cum Pref	0-10	—	—	500 000-00
Total 184078834		Total	R (3)	Total 5000 000			Total	R	500 000-00

(1) 12;53502759

(2)/3 2307433263-63

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500 000-00

State capital R 2307433263-63

Premium account R —

Total issued capital R 2307933263-63

Certified correct.

Date 20-03-2008 Signature 

Director/~~Manager/Secretary~~

Rubber stamp of company, if any, or of secretaries.

STATED Capital Account

Balance BF	2307375633-63
This ISSUE	12750-00
	R2307433263-63

29

Exhibit 7



DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2003 04 15

The Director
Listings and Markets Division
The JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 5 000 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited.

No. of Shares	Issue Price:
5000	39.90

The new ordinary shares are to be listed on 16 April 2003 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	184 078 834 ordinary no par value Shares
Stated Capital Account:	R2 307 433 263.63

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022

31

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	184 083 834 ordinary no par value shares
Stated Capital Account:	
Balance B/F	R2 307 433 263.63
This issue	R 199 500.00
Total	R2 307 632 763.63

The new shares will rank parri passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options.
Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 16 April 2003.

Block listing calculation:

Balance b/f	R20 457 875.33
This issue	R 199 500.00
Balance available	R20 258 375.33

Yours faithfully



....

Director



....

Financial Director

....

Sponsor

32

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINAY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY



....	15/4/2003
FINANCIAL DIRECTOR	DATE



SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

22 April 2003
REF: TM/jvdm/8625

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 15 April 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 23 April 2003 in respect of 5 000 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 307 632 763-63 divided into 184 083 834 ordinary shares of no par value.

A balance of R20 457 875-33 has been brought forward from your previous application dated 19 March 2003. The issue price of the shares which are the subject of this application is R199 500-00 which leaves a balance of R20 258 375-33 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Colin Maggs

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company

Name of company Durban Roodepoort Deep, Limited

1. Date of allotment of shares 16 - 04 - 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 000	ORD	5000 000	Cum Pref	0-10	500 000-00
Total	Total			Total	R 500 000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 16 - 04 - 2003

Name of company Durban Roodepoort Deep, Limited

Postal address P. O. Box 390
Maraisburg
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2003 -05- 09

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
154078834	ORD	(1)	(2)	500 000	Cum Pref	0-10	500 000-00
Total 154078834		Total	R	Total		Total	R

(1) 12,58502759 (2) 1 (3) 230743263-63

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ________ R 500 000-00

Stated capital ________ R 230743263-63

Premium account ________ R

Total issued capital ________ R 230793263-63

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
5000	ORD	39.90	199500					
Total 5000		Total	R (1)	Total			Total	R

199500

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) Shares issued i.t.o Employee Share option Scheme

c. The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
A. Smits	45 Empire Road Pretoria	5000	ORD

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
184 083 834	ORD	R(1)	(2)	5 000 000	Cum Pref	0 R 10	R —	— R	R 500 000
Total 184 083 834		Total	R(3)	Total 5 000 000			Total	R	500 000 –

(1) 12,53577086 (2) (3) 2307 632 763-63

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500 000 - 00

State capital R 2307 632 763 . 63

Premium account R —

Total issued capital R 2308 132 763 - 63

Certified correct.

Date 16 - 04 - 2003 Signature



Director/~~Manager/Secretary~~

Rubber stamp of company, if any, or of secretaries.

STATED Capital Account

Balance B/F	2307 433 263 - 63
This issue	199 500 - 00
	R 2307 632 763 - 63

Exhibit 8

38



DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2003 05 13

The Director
Listings and Markets Division
The JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 5 000 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited.

No. of Shares	Issue Price:
5000	4.52

The new ordinary shares are to be listed on 14 May 2003 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	184 083 834 ordinary no par value Shares
Stated Capital Account:	R2 307 632 763.63

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood* (Chairman and Chief Executive Officer); I L Murray (Deputy Chief Executive Officer); J H Dissel (Chief Financial Officer); F H Coetzee (Chief Operations Officer); D C Baker ** ; G C Campbell * R P Hume; M P Ncholo;
Company Secretary: M A Eloff

39

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	184 088 834 ordinary no par value shares
Stated Capital Account:	
Balance B/F	R2 307 632 763.63
This issue	R 22 600.00
Total	R2 307 655 363.63

The new shares will rank parri passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options.
Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 14 May 2003.

Block listing calculation:

Balance b/f	R20 258 375.33
This issue	R 22 600.00
Balance available	R20 235 775.33

Yours faithfully



Director



Financial Director

Sponsor

40

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINAY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP {1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY



....

FINANCIAL DIRECTOR DATE

13/5/2003



SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

14 May 2003
REF: NM/mr/8754

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 13 May 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 15 May 2003 in respect of 5 000 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 307 655 363-63 divided into 184 088 834 ordinary shares of no par value.

A balance of R20 258 375-33 has been brought forward from your previous application dated 19 March 2003. The issue price of the shares which are the subject of this application is R22 600-00 which leaves a balance of R20 235 775-33 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Colin Maggs

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company Durban Roodepoort Deep, Limited

1. Date of allotment of shares 13 - 05 - 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 000	ORD	500 000	Cum Pref	0 - 10	50000 - 00
Total	Total			Total	R 50000 - 00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 13 - 05 - 2003

Name of company Durban Roodepoort Deep, Limited

Postal address P. O Box 390
Maraisburg
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration office

2003 -05- 28

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
184083834	ORD	①	②	5000 000	Cum Pref	0-10	500 000-00
Total 184083834		Total	R	Total 5000 000		Total	R 500 000-00

① 12,53547086 ②/③ 2307632763-63

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500 000-00

Stated capital R 2307 632 763-63

Premium account R

Total issued capital R 2308 132 763-63

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
5000	ORD	4,52	22600					
Total 5000		Total	R ①	Total			Total	R

① 22600

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf. SHARES ISSUE I.T.O Employee Share Option Scheme

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
G. Gravin	45 Empire Road Parktown	5000	ORD

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
184088834	ORD	(1)	(2)	5000 000	Cum Pref	0-10	—	—	500 000-0
Total 184088834		Total	R	Total			Total	R	500 000-0

(1) 12,53555315 (2) (3) 2307655363-63

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500 000-0

State capital R 2307655363-63

Premium account R —

Total issued capital R 2308155363-62

Certified correct.

Date 13-05-2003 Signature



Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL Account

Balance BF	2307632 763-63
This Issue	22 600-00
	R 2307655 363-63